Exhibit 2.1
ASSET DISPOSITION AND MANAGEMENT PLAN
     This Asset Disposition and Management Plan (the “Plan”) of Origen Financial, Inc. (the “Company”), is intended to provide for the orderly disposition of certain of the Company’s operating assets and the continued management of the Company’s remaining assets.
     The Board of Directors of the Company (the “Board of Directors”) has adopted this Plan and determined that it is advisable and in the best interests of the Company, has called a meeting of the Company’s stockholders to take action on the Plan, and has recommended to the Company’s stockholders that they vote in favor of adoption of the Plan, including the sale of the Company’s servicing business.
     If the affirmative vote of the holders of the Company’s common stock representing a majority of the outstanding shares of the Company’s common stock entitled to vote thereon is received, then the Company will proceed as follows:
     1. The Company will consummate the sale of the Company’s servicing business and related good will (the “Servicing Platform”) to Green Tree Servicing LLC upon the terms and subject to the conditions set forth in that certain Asset Purchase Agreement (the “APA”) dated as of April 30, 2008.
     2. The Company will actively manage the Company’s residual interests in its securitized loan portfolios and its other assets, in order to preserve stockholder value. This may include the sale of certain assets.
     3. The Company will continue to evaluate and take action to rationalize operating costs as necessary and appropriate to efficiently and effectively continue operations, including right-sizing of the Company’s workforce.
     4. Adoption of this Plan by holders of a majority of the Company’s outstanding common stock will constitute the approval of the stockholders of the sale, exchange or other disposition of substantially all of the property and assets of the Company, including the Servicing Platform, whether such sale, exchange or other disposition occurs in one transaction or a series of transactions, and will constitute ratification of all contracts for sale, exchange or other disposition which are conditioned on adoption of this Plan.
     5. The Company will indemnify its officers, directors, employees, agents and representatives in accordance with its certificate of incorporation and by-laws and any contractual arrangements, for actions taken in connection with this Plan.
     6. Notwithstanding authorization or consent to this Plan and the transactions contemplated hereby by the stockholders, the Board of Directors may modify, amend or abandon this Plan and the transactions contemplated hereby without further action by the stockholders to the extent permitted by the Delaware General Corporation Law.

     7. The Board of Directors of the Company hereby is authorized, without further action by the stockholders, to do and perform or cause the officers of the Company, subject to approval of the Board of Directors, to do and perform, any and all acts, and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents and instruments of every kind which are deemed necessary, appropriate or desirable, in the absolute discretion of the Board of Directors, to implement this Plan and the transactions contemplated hereby.